Exhibit 99.1

BloomZ Announces Receipt of Nasdaq Notification Letter Regarding Minimum Bid Price Deficiency

TOKYO, JAPAN / ACCESSWIRE / December 6, 2024 / BloomZ Inc. (NASDAQ: BLMZ) ("BloomZ" or the "Company"), a Cayman Islands holding company with an operating subsidiary, Kabushiki Kaisha BloomZ, in Japan, and a Japanese audio production, and voice actor and VTuber management company, today announced that it has received a deficiency letter (the “Notice”) from the Listing Qualifications Department of The Nasdaq Capital Market (“Nasdaq”) on December 2, 2024, indicating that the Company was not in compliance with the minimum bid price requirement as set forth under Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”) for continued listing on Nasdaq.

The Minimum Bid Price Rule requires listed securities to maintain a minimum bid price of US$1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet this requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company's ordinary shares (the “Ordinary Shares”) for over the last 30 consecutive business days from October 18, 2024 to November 29, 2024, the Company no longer meets the Minimum Bid Price Rule. In accordance with the Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until June 2, 2025, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company's Ordinary Shares must have a closing bid price of at least $1.00 for a minimum of 10 consecutive trading days during the 180-day period or prior to June 2, 2025. In the event that the Company does not regain compliance by June 2, 2025, the Company may be eligible for additional time to regain compliance or may face delisting.

The Company intends to actively monitor the closing bid price of its securities between now and June 2, 2025. The Notice is only a notification of deficiency, not of imminent delisting, and has no current effect on the listing or trading of the Company’s securities on the Nasdaq Capital Market. The Company will take all reasonable measures to regain compliance.

About BloomZ Inc.

BloomZ is a Cayman Islands holding company with an operating subsidiary, Kabushiki Kaisha BloomZ ("BloomZ Japan"), in Japan. BloomZ Japan is a Japanese audio producing and voice actor and VTuber managing company. BloomZ Japan has experienced staff who have worked on audio production for animations and video games for more than 10 years. BloomZ Japan also manages, cultivates and promotes voice actors and VTubers.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as "will," "expects," "anticipates," "aims," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. Forward-looking statements are not historical facts, and are based upon management's current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management's expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company's reports filed from time to time with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

BloomZ Investor Contact

John Yi and Steven Shinmachi
Gateway Group, Inc.
949-574-3860
Email: bloomz@gateway-grp.com